Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

May 8, 2014

The Barclays OFI SteelPath MLP ETNs (the “ETNs”) are linked to the Volume-Weighted Average Price (“VWAP”) level of the Barclays OFI SteelPath Midstream MLP Index (the “Index”). The ETNs are exposed to any decrease in the VWAP level of the Index between the inception date and the applicable valuation date. An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

The Index is designed to track the performance of a basket of direct interests in master limited partnerships and limited liability companies (collectively, the “Index Constituents”) organized in the United States that trade on certain U.S. exchanges, are classified in the Midstream Oil & Gas category or Liquid Petroleum & Natural Gas Shippers category according to the Bloomberg Industry Classification System® and meet certain eligibility criteria. The Index Constituents are selected for inclusion in the Index using the OFI SteelPath Midstream MLP Strategy (the “Strategy”) developed by OFI SteelPath, Inc. The Strategy selects a basket of up to 35 Index Constituents and allocates a notional weight in the Index for each Index Constituent based on certain eligibility criteria, including their distribution payment history and their size as measured by free-float market capitalization and average daily trading value. Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index.

The target weights of the Index Constituents as of April 15, 2014 are reported in the table below:

Ticker	Index Constituent	Target Weight (%)
ACMP	Access Midstream Partners LP	5.00000%
MMP	Magellan Midstream Partners	5.00000%
SXL	Sunoco Logistics Partners LP	5.00000%
EPD	Enterprise Products Partners	5.00000%
KMP	Kinder Morgan Energy Partners	5.00000%
ETP	Energy Transfer Partners LP	5.00000%
PAA	Plains All Amer Pipeline LP	5.00000%
NGLS	Targa Resources Partners LP	5.00000%
ETE	Energy Transfer Equity LP	4.83540%
WES	Western Gas Partners LP	4.72723%
MWE	Markwest Energy Partners LP	4.71654%
TLLP	Tesoro Logistics LP	4.52467%
NGL	NGL Energy Partners LP	4.37603%
EPB	El Paso Pipeline Partners LP	4.10490%
EQM	EQT Midstream Partners LP	3.99278%
BPL	Buckeye Partners LP	3.95351%
GEL	Genesis Energy LP	3.83741%
RGP	Regency Energy Partners LP	2.17263%
SMLP	Summit Midstream Partners LP	2.10652%
EEP	Enbridge Energy Partners LP	1.98655%
WPZ	Williams Partners LP	1.90101%
OKS	Oneok Partners LP	1.76303%
CMLP	Crestwood Midstream Partners	1.50645%
NS	Nustar Energy LP	1.44187%
ENLK	Enlink Midstream Partners LP	1.25804%
GMLP	Golar Lng Partners LP	1.19004%
OILT	Oiltanking Partners LP	1.14041%
TCP	TC Pipelines LP	0.99552%
DPM	DCP Midstream Partners LP	0.97553%
TGP	Teekay Lng Partners LP	0.69788%
SEP	Spectra Energy Partners LP	0.52503%

Ticker	Index Constituent	Target Weight (%)
FGP	Ferrellgas Partners-LP	0.41781%
MMLP	Martin Midstream Partners LP	0.39731%
CQP	Cheniere Energy Partners LP	0.34001%
SXE	Southcross Energy Partners LP	0.11589%

Source: Barclays Bank PLC, as of: April 15, 2014

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Selected Risk Considerations

An investment in any ETNs linked to the Barclays OFI SteelPath Midstream MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the Index: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Midstream – Oil & Gas and Liquid Petroleum and Natural Gas Shippers categories, as determined by the Bloomberg Industry Classification System® (“BCIS”). In addition, many of the Index Constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy infrastructure and midstream energy business MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.barclays.com/etn/ofisteelpath or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

OppenheimerFunds Distributor, Inc. (“OFDI”), doing business as OFI Global Asset Management, assists in the promotion of the Barclays OFI SteelPath MLP ETN. OFDI is not affiliated with Barclays Capital Inc. or Barclays Bank PLC.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Barclays Capital Inc. and its affiliates do not provide tax advice. Any discussion of US federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. You should refer to the applicable prospectus for any relevant ETN, ETF or other investment for more detailed information, and should also consult your tax advisor prior to making any investment decision.

“OFI SteelPath”, “OFI Global Asset Management”, the Four Hands Design Mark (#86085815), and the OFI Global Asset Management Design Mark (#86049459) are trademarks of OFI SteelPath, Inc. (the “Index Selection Agent”) or its licensors, and have been licensed for use by Barclays Bank PLC in connection with the Barclays OFI SteelPath Midstream MLP Index. “Barclays” is a trademark of Barclays Bank PLC. Barclays Capital Inc. (the “Index Sponsor”) and the Index Selection Agent do not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and neither the Index Sponsor nor the Index Selection Agent shall have any liability for any errors, omissions, or interruptions therein. The Index Sponsor and the Index Selection Agent do not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.

©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE